Exhibit 99.1

Wearable Devices Ltd. Announces Pricing of $2.5 Million Public Offering

Yokneam Illit, Israel, Jan. 28, 2025 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (the “Company” or “Wearable Devices”) (Nasdaq: WLDS, WLDSW), an award-winning pioneer in artificial intelligence (“AI”)-based wearable gesture control technology, today announced the pricing of its “reasonable best efforts” public offering with a single institutional investor for the purchase and sale of up 2,500,000 ordinary shares (or pre-funded warrants in lieu thereof) and warrants to purchase up to 2,500,000 ordinary shares, at a combined offering price of $1.00 per share and accompanying warrant (the “Offering”). The Company expects to receive aggregate gross proceeds of approximately $2.5 million, before deducting placement agent fees and other offering expenses and assuming no exercise of the warrants. The warrants will have an exercise price of $1.00 per share, will be exercisable immediately and will expire five years from the issuance date.

The closing of the Offering is expected to occur on or about January 30, 2025, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

A.G.P./Alliance Global Partners is acting as the sole placement agent for the Offering.

In connection with the Offering, the Company also agreed to amend existing warrants that were previously issued to the investor participating in the Offering to purchase up to 822,000 ordinary shares of the Company, with an exercise price of $2.50 per share. Effective upon closing of the Offering, such existing warrants will be amended to reduce the exercise price to $1.00 per share and will expire five years following the closing of the Offering.

The securities described above are being offered pursuant to a registration statement on Form F-1, as amended (File No. 333-284023), previously filed with the Securities and Exchange Commission (“SEC”), which was declared effective on January 28, 2025. The Offering is being made only by means of a prospectus forming part of the effective registration statement. Copies of the preliminary prospectus and, when available, copies of the final prospectus, relating to the Offering may be obtained on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus relating to the Offering may be obtained, when available, from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in this Offering, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Wearable Devices Ltd.

Wearable Devices Ltd. is a pioneering growth company revolutionizing human-computer interaction through its AI-powered neural input technology for both consumer and business markets. Leveraging proprietary sensors, software, and advanced AI algorithms, the Company’s innovative products, including the Mudra Band for iOS and Mudra Link for Android, enable seamless, touch-free interaction by transforming subtle finger and wrist movements into intuitive controls. These groundbreaking solutions enhance gaming, and the rapidly expanding AR/VR/XR landscapes. The Company offers a dual-channel business model: direct-to-consumer sales and enterprise licensing. Its flagship Mudra Band integrates functional and stylish design with cutting-edge AI to empower consumers, while its enterprise solutions provide businesses with the tools to deliver immersive and interactive experiences. By setting the input standard for the XR market, Wearable Devices is redefining user experiences and driving innovation in one of the fastest-growing tech sectors. Wearable Devices’ ordinary shares and warrants trade on the Nasdaq under the symbols “WLDS” and “WLDSW,” respectively.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate,” “will” or other comparable terms. For example, we are using forward-looking statements when we discuss the expected closing date of the Offering, the use of proceeds, and the satisfaction of customary closing conditions. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2023, filed on March 15, 2024 and our other filings with the SEC, including the registration statement on Form F-1, as amended (File No. 333-284023). We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Michal Efraty
IR@wearabledevices.co.il